UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Subject Company)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant’s Principal Executive Offices)

Janis F. Kerns

General Counsel, Corporate Secretary and Chief Compliance Officer
Adams Natural Resources Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

COPY TO:

Michael D. Mabry

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

(215) 564-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Introduction

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Adams Natural Resources Fund, Inc., a Maryland corporation (the “Company”), on May 26, 2020. This Statement relates to the tender offer by Ancora Advisors, LLC and Bulldog Investors, LLC (together, “The Bulldog-Ancora Group”), as described in the Schedule TO filed on May 15, 2020 (the “Bulldog-Ancora Schedule TO”), to purchase up to $70,000,000 of the Shares, for cash at a price per Share of not less than 83% of NAV per Share and not more than 88% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the NYSE, on the Expiration Date, as defined in the Bulldog-Ancora Schedule TO, net to the seller in cash (subject to a $50 processing fee that The Bulldog-Ancora Group will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2020, and in the related Letter of Transmittal. The tender offer relates to outstanding Common Stock, par value $0.001 per share, of Adams Natural Resources Fund, Inc.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9. Exhibits

Item 9, “Exhibits” is hereby amended and superseded by the following:

Exhibit No.	Description
(a)(1)	Press Release issued by the Fund on May 22, 2020.*
(a)(2)	Transcript related to the Offer from the Conference Call held on June 8, 2020, filed herewith.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS NATURAL RESOURCES FUND, INC.

By:	/s/ Janis F. Kerns
Name: Title:	Janis F. Kerns General Counsel, Corporate Secretary and Chief Compliance Officer

Dated: June 9, 2020